UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Sonim Technologies, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
83548F101

(CUSIP Number)

November 1, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83548F101	SCHEDULE 13G	Page 2 of 12 Pages

1		NAME OF REPORTING PERSONS GrizzlyRock Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 861,625
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 861,625
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,625
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.23%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 83548F101	SCHEDULE 13G	Page 3 of 12 Pages

1		NAME OF REPORTING PERSONS GrizzlyRock GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 861,625
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 861,625
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,625
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.23%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 83548F101	SCHEDULE 13G	Page 4 of 12 Pages

1		NAME OF REPORTING PERSONS GrizzlyRock Institutional Value Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 861,625
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 861,625
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,625
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.23%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 83548F101	SCHEDULE 13G	Page 5 of 12 Pages

1		NAME OF REPORTING PERSONS Kyle Mowery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,066,884
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,066,884
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,066,884
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.24%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 83548F101	SCHEDULE 13G	Page 6 of 12 Pages

1		NAME OF REPORTING PERSONS Vivaldi Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 205,259
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 205,259
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,259
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.01%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 83548F101	SCHEDULE 13G	Page 7 of 12 Pages

1		NAME OF REPORTING PERSONS Vivaldi Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 205,259
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 205,259
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,259
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.01%
12		TYPE OF REPORTING PERSON HC

CUSIP No. 83548F101	SCHEDULE 13G	Page 8 of 12 Pages

Item 1.	(a) Name of Issuer

Sonim Technologies, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

1875 South Grant Street Suite 750 San Mateo, CA 94402

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

(a) This Schedule 13G is being filed jointly by the GrizzlyRock Group (defined below), Mr. Mowery and the Vivaldi Group (defined below).

The parties identified in the list below constitute the GrizzlyRock Group:

• GrizzlyRock Capital, LLC (“GrizzlyRock Capital”), a Delaware limited liability company and investment adviser to GrizzlyRock Institutional Value Partners, LP.

• GrizzlyRock GP, LLC (“GrizzlyRock GP”), a Delaware limited liability company and general partner of GrizzlyRock Institutional Value Partners, LP.

• GrizzlyRock Institutional Value Partners, LP. (the “GrizzlyRock Fund”), a Delaware limited partnership.

• Kyle Mowery as the Managing Member of GrizzlyRock Capital and GrizzlyRock GP, and as a portfolio manager of the Vivaldi Multi-Strategy Fund, The Relative Value Fund and the Vivaldi Opportunities Fund (each as described below).

The parties identified in the list below constitute the Vivaldi Group:

• Vivaldi Asset Management, LLC (“Vivaldi”), an investment adviser registered with the SEC that provides investment advisory services to, among others, (i) a series of Investment Managers Series Trust II, a registered investment company, specifically the Vivaldi Multi-Strategy Fund, (ii) The Relative Value Fund, a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and (iii) the Vivaldi Opportunities Fund, a Maryland corporation registered under the Investment Company Act (collectively, the “Client Accounts”).

• Vivaldi Holdings, LLC (“Vivaldi Holdings”), a Delaware limited liability company and control person of Vivaldi ..

Each of the persons identified herein is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto. The Reporting Persons are filing this Schedule 13G jointly, as they may be considered a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended to date (the “Exchange Act”). However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. Each of these parties expressly disclaims beneficial ownership of securities held by the other parties, except as otherwise provided herein.

This statement is filed by Mr. Mowery, with respect to the shares of Common Stock beneficially owned by him, as follows: (1) shares of Common Stock held in the name of the GrizzlyRock Fund by virtue of Mr. Mowery’s capacity as Managing Member of GrizzlyRock Capital and GrizzlyRock GP; and (2) shares of Common Stock held in the name of the Client Accounts by virtue of Mr. Mowery’s capacity as Portfolio Manager of those accounts.

(b) – (c) The principal business address of each of GrizzlyRock Capital, GrizzlyRock GP, the GrizzlyRock Fund and Mr. Mowery is 191 N. Wacker Drive, Suite 1500, Chicago, IL 60606. The principal business address of each of Vivaldi and Vivaldi Holdings is 225 W. Wacker Drive, Suite 2100, Chicago, IL 60606.

Item 2.	(d) Title of Class of Securities

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

83548F101

CUSIP No. 83548F101	SCHEDULE 13G	Page 9 of 12 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 83548F101	SCHEDULE 13G	Page 10 of 12 Pages

Item 4. Ownership

(a) Amount beneficially owned:

The GrizzlyRock Fund may direct the vote and disposition of the 861,625 shares of Common Stock it holds directly. GrizzlyRock Capital and GrizzlyRock GP serve as the investment adviser to and the general partner of the GrizzlyRock Fund, respectively, and may direct the vote and disposition of the 861,625 shares of Common Stock held by the GrizzlyRock Fund. Kyle Mowery is the Managing Member of GrizzlyRock Capital and GrizzlyRock GP and may direct GrizzlyRock Capital to direct the vote and disposition of the 861,625 shares of Common Stock held by the GrizzlyRock Fund. Mr. Mowery specifically disclaims beneficial ownership of such shares. The securities reported herein as being beneficially owned by the GrizzlyRock Group do not include any securities held by the Vivaldi Group, except as provided below.

As investment adviser to the Client Accounts, Vivaldi has the authority to invest the funds of the Client Accounts in securities (including shares of Common Stock of the Issuer) as well as the authority to purchase, vote and dispose of securities (including the 205,259 shares of Common Stock of the Issuer held by the Client Accounts), and may thus be deemed the beneficial owner of the shares of the Issuer’s Common Stock held in the Client Accounts. Vivaldi does not own any Common Stock for its own account and disclaims beneficial ownership of the shares of Common Stock reported herein. The securities reported herein as being beneficially owned by Vivaldi do not include any securities held by the GrizzlyRock Group.

Vivaldi Holdings controls Vivaldi. By virtue of its control of Vivaldi, Vivaldi Holdings may be deemed to have a beneficial interest in the 205,259 shares of the Issuer’s Common Stock held by Vivaldi on behalf of the Client Accounts. Vivaldi Holdings does not own any Common Stock for its own account and disclaims beneficial ownership of the shares of Common Stock reported herein. The securities reported herein as being beneficially owned by Vivaldi Holdings do not include any securities held by the GrizzlyRock Group.

As a portfolio manager of the Client Accounts, Mr. Mowery may direct the vote and disposition of the 205,259 shares of Common Stock that the Client Accounts hold.

(b) Percent of class:

5.24%, based on 20,357,783 shares outstanding as of August 1, 2019, according to the Issuer's quarterly report on Form 10-Q filed on August 13, 2019.

(c) Number of shares as to which the filing person has:

(i) Sole power to vote or to direct the vote:

Not applicable

(ii) Shared power to vote or to direct the vote:

Each of GrizzlyRock Capital, GrizzlyRock GP and the GrizzlyRock Fund may be deemed to have the shared power to vote or direct the vote of 861,625 shares. Mr. Mowery may be deemed to have the shared power to vote or direct the vote of 1,066,884 shares. Vivaldi and Vivaldi Holdings may be deemed to have the shared power to vote or direct the vote of 205,259 shares.

(iii) Sole power to dispose or to direct the disposition of:

Not applicable

(iv) Shared power to dispose or to direct the disposition of:

Each of GrizzlyRock Capital, GrizzlyRock GP and the GrizzlyRock Fund may be deemed to have the shared power to dispose or direct the disposition of 861,625 shares. Mr. Mowery may be deemed to have the shared power to dispose or direct the disposition of 1,066,884 shares. Vivaldi and Vivaldi Holdings may be deemed to have the shared power to dispute or direct the disposition of 205,259 shares.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 83548F101	SCHEDULE 13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 07, 2019

GrizzlyRock Capital, LLC

By:	/s/ Kyle Mowery
Kyle Mowery, Managing Member

GrizzlyRock GP, LLC

By:	/s/ Kyle Mowery
Kyle Mowery, Managing Member

GrizzlyRock Institutional Value Partners, L.P. By: GrizzlyRock GP, LLC, its general partner

By:	/s/ Kyle Mowery
Kyle Mowery, Managing Member

Kyle Mowery

By:	/s/ Kyle Mowery

Vivaldi Asset Management, LLC

By:	/s/ Chad Eisenberg
Chad Eisenberg, Chief Operating Officer

Vivaldi Holdings, LLC

By:	/s/ Chad Eisenberg
Chad Eisenberg, Chief Operating Officer

CUSIP No. 83548F101	SCHEDULE 13G	Page 12 of 12 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: November 07, 2019

GrizzlyRock Capital, LLC

By:	/s/ Kyle Mowery
Kyle Mowery, Managing Member

GrizzlyRock GP, LLC

By:	/s/ Kyle Mowery
Kyle Mowery, Managing Member

GrizzlyRock Institutional Value Partners, L.P. By: GrizzlyRock GP, LLC, its general partner

By:	/s/ Kyle Mowery
Kyle Mowery, Managing Member

Kyle Mowery

By:	/s/ Kyle Mowery

Vivaldi Asset Management, LLC

By:	/s/ Chad Eisenberg
Chad Eisenberg, Chief Operating Officer

Vivaldi Holdings, LLC

By:	/s/ Chad Eisenberg
Chad Eisenberg, Chief Operating Officer